

Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA


05009313

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl



asx announcement

Ventracor Announces US Trial Sites and Key Appointments

Sydney, 17 June 2005: Ventracor Limited (ASX: VCR) today named the five American heart transplant centres that will take part in the feasibility stage of the US clinical trial of its world leading heart assist device.

Ventracor Limited Chief Executive Officer, Colin Sutton PhD, said that Professor Eric Rose of Columbia University will be the Principal Investigator of the study and Professor Robert Kormos of the University of Pittsburgh Medical Center would be Chairman of the Steering Committee.

The sites for the US feasibility study involving 10 patients are Columbia University (New York, NY), University of Maryland (Baltimore, MD), University of Minnesota (Minneapolis, MN) and the University of Pittsburgh Medical Center (UPMC, Pittsburgh, PA), and one other site.

"We are very proud to be working with such a prestigious group of medical centers and investigators," Dr Sutton said. "Ventracor is on track to begin implanting the VentrAssist in our major market, the USA. We are well on our way to realising our vision of being a world leading provider of left ventricular assist devices in this clearly emerging global market," he added.

The announcement was made as Ventracor concluded the first Investigators' Meeting with 40 attendees, in preparations for the pending feasibility phase of the US Bridge-to-Transplant (BTT) trial. The New York meeting was co-hosted by the International Center for Health Outcomes and Innovation Research (InCHOIR), an independent clinical research center based at Columbia University (www.inchoir.org). InCHOIR, the data and clinical coordinating center for the trial, will collaborate with Omnicomm Systems (www.omnicomm.com), an electronic data capture system company.

Professor Eric Rose said: "We are very excited to have the chance to be involved in the clinical trial of this promising new device. The VentrAssist offers some important potential advantages over existing therapies, which we hope will be shown during the clinical trial."

Professor Robert Kormos added: "The clinical trial of any new therapy requires careful consideration and analysis, and we believe this trial is designed to be both manageable and scientifically rigorous."

Also speaking at the meeting were representatives of Vital Engineering (www.vitalengineering.com) who will provide training and field support for the start of the clinical trial. Vital Engineering has experience in over 300 implants of mechanical circulatory support devices, and is highly regarded in the clinical community.

Dr. Eric Rose is Morris & Rose Millstein, Johnson and Johnson Professor and Chairman of the Department of Surgery at Columbia University Medical Center, in New York. Professor Rose led the three-year landmark multi-center clinical research study, known as REMATCH (Randomized Evaluation of Mechanical Assistance for the Treatment of Congestive Heart Failure).

Dr. Robert Kormos is Professor of Surgery, Division of Cardiothoracic Surgery at the University of Pittsburgh School of Medicine and medical director of the McGowan Institute for Regenerative Medicine at the University of Pittsburgh. In addition, he is co-director of UPMC's Heart Transplant Program.

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time, and obtaining a significant share of the potential LVAS market, which independent analysts expect to be valued at over $US5 billion per year.

For further information, please contact:

Andrew Geddes
Manager, Investor Relations
Ventracor Limited
(02) 9406 3086



Ventracor Limited
ABN 46 003 180 372
126 Greville Street
Chatswood NSW 2067
Sydney Australia
T +61 2 9406 3100
F +61 2 9406 3101
W www.ventracor.com

17 June 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
450 Fifth Street, NW
WASHINGTON DC 20549
USA

Dear Ladies and Gentleman

Re: Ventracor Limited
File # 82-4630

Ventracor Limited (the "Company") is furnishing herewith information pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments please call the undersigned at (61) 02 9406 3100.

Very truly yours

per K. Callaghan

Andrew Geddes
Investor & Media Relations Manager

encl



asx announcement

Ventracor media release 17 June 2005

"HEARTWARE FAILS TO STALL US PATENT INFRINGEMENT LITIGATION"

Ventracor Limited (ASX: VCR) today reported that Heartware Inc has failed in its motion in the US District Court in Florida to dismiss patent infringement claims brought against it by Ventracor's subsidiary relating to the LVAD heart valve device.

US Magistrate Judge Seltzer rejected jurisdictional arguments raised by Heartware, and refused to consider evidence upon which Heartware tried to rely. In rejecting Heartware's arguments, the Court described its submissions as "*without merit*" and "*confused*". The Court said, that despite Heartware's claims to the contrary, it is certainly possible that through discovery the plaintiffs may learn of facts indicating that some of Heartware's conduct falls outside a specific exemption under US law. The Court went further to say: "*By way of example only, if Plaintiffs were to show that Defendant is selling its LVAD in the United States or abroad solely to make a profit, and not for the purpose of gathering data to be later submitted to the FDA, such conduct would not be exempt ...*".

As the Court said, the plaintiffs should be able to use discovery tools which are available, namely witness depositions, interrogatories, document requests and requests for admissions. The plaintiffs served their first request for discovery and interrogatories on Heartware some weeks ago and, following the Court's ruling, the plaintiffs will pursue the discovery process with expedition.

Ventracor will continue to pursue infringers of its patents. In this litigation Heartware has never denied infringing but rather sought to argue that its conduct falls within a statutory exemption (safe harbour). This safe harbour is limited to "uses reasonably related to the development and submission of data" to the FDA prior to commercialisation.

The full text of the judgment can be found on Ventracor's website.

Ventracor (ASX:VCR) is an international medical technology company that has developed a life-saving heart pump, the VentrAssist™ left ventricular assist system (LVAS) for patients in cardiac failure. The company is expects to bring the VentrAssist™ to global markets in record time, and obtaining a significant share of the potential LVAS market, which independent analysts expect to be valued at over $US5 billion per year.

For further information please contact
Colin Sutton PhD
Chief Executive Officer
Ventracor Limited
(02) 9406 3100